Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended		Year Ended December 31,
	June 30, 2015		2014		2013		2012	2011		2010
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$40,695		$79,834		$79,769		$82,864	$75,217		$73,423
Amortization of debt premium, discount and expenses	894		1,944		1,879		1,818	1,325		1,274
Estimated interest factor of lease rental charges	845		2,541		3,732		3,743	4,139		4,103
Total Fixed Charges	$42,434		$84,319		$85,380		$88,425	$80,681		$78,800

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes and non-controlling interest	$56,168		$154,086		$151,480		$156,314	$105,965		$107,288
Fixed charges as above	42,434		84,319		85,380		88,425	80,681		78,800
Non-controlling interest in earnings of Valencia	(7,231)		(14,127)		(14,521)		(14,050)	(14,047)		(13,563)
Interest capitalized	(2,852)		(5,211)		(4,420)		(4,314)	(1,761)		(2,811)

Earnings Available for Fixed Charges	$88,519		$219,067		$217,919		$226,375	$170,838		$169,714

Ratio of Earnings to Fixed Charges	2.09	[1]	2.60	[2]	2.55	[2]	2.56	2.12	[3]	2.15

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the six months ended June 30, 2015 includes a pre-tax loss $1.7 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.13.

[2] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the years ended December 31, 2014 and December 31, 2013 include pre-tax losses of $1.1 million and $12.2 million due to the write-off of regulatory disallowances. If these losses were excluded, the Ratio of Earnings to Fixed Charges would have been 2.61 for 2014 and 2.70 for 2013.

[3] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.